UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29774 / August 30, 2011

In the Matter of	:
	:
AMERICAN CAPITAL, LTD.	:
2 Bethesda Metro Center	:
14th Floor	:
Bethesda, Maryland 20814	:
	:
(812-13853)	:
	:

ORDER UNDER SECTION 61(a)(3)(B) OF THE INVESTMENT COMPANY ACT OF 1940

American Capital, Ltd. filed an application on December 21, 2010, and amendments to the application on July 22, 2011, and July 26, 2011, requesting an order under section 61(a)(3)(B) of the Investment Company Act of 1940 (the "Act") that would approve a proposal to grant stock options to directors who are not also employees or officers of applicant (the "Non-employee Directors") under applicant's 2010 Disinterested Director Stock Option Plan (the "Plan").

On August 3, 2011, a notice of the filing of the application was issued (Investment Company Act Release No. 29744). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that the terms of the proposal to issue options to Non-employee Directors under the Plan are fair and reasonable and do not involve overreaching of applicant or its shareholders.

Accordingly,

IT IS ORDERED, under section 61(a)(3)(B) of the Act, that the relief requested by American Capital, Ltd. (File No. 812-13853) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary